Exhibit (a)(1)(F)

NOTICE TO PARTICIPANTS IN THE

BIOMET 401(K) SAVINGS AND RETIREMENT PLAN

June 13, 2007

Dear Plan Participant:

The Tender Offer

As you may know, LVB Acquisition Merger Sub, Inc., an Indiana corporation (“Purchaser”) and a direct wholly-owned subsidiary of LVB Acquisition, LLC, a Delaware limited liability company (“LVB”) and an indirect wholly-owned subsidiary of LVB Acquisition Holding, LLC, a Delaware limited liability company (“Holding”), announced on June 7, 2007 an offer to purchase for cash all outstanding common shares, without par value (“Shares”), of Biomet, Inc., an Indiana corporation (“Biomet”), at a price of $46.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Also enclosed is Biomet’s Solicitation/Recommendation Statement on Schedule 14D-9, which sets forth, among other things, the recommendation by the Biomet board of directors that Biomet shareholders tender their Shares into the Offer.

Your Prompt Response is Requested

The Offer is being made for all outstanding Shares, including those Shares credited to your account under the Biomet 401(k) Savings and Retirement Plan (the “Plan”). As a participant in the Plan, if a portion of your account is invested in the Biomet Inc. Company Stock Fund (the “Company Stock Fund”), you are encouraged to provide directions to The Charles Schwab Trust Company (“Charles Schwab”), the trustee of the Plan, to tender all, some or none of the Shares allocated to your separate Plan account. By instructing Charles Schwab to “tender” the Shares allocated to your separate Plan account, you are instructing Charles Schwab to surrender those Shares for cash in connection with the Offer.

If you would like to tender Shares allocated to your account under the Plan in the Offer, you must provide your directions to Charles Schwab’s tabulation agent either by using the telephone or Internet facilities provided for this purpose or by promptly completing and returning the enclosed Tender Offer Instruction Form (the “Instruction Form”) to Ellen Philip Associates, the Independent Plan Tabulator. Telephone and Internet facilities are available 24/7 and represent the speediest way to submit your instruction. On the Internet facility you have the option of receiving an instant confirmation. On a touch-tone phone, call 1 888-216-1329. On the Internet go to https://www.tabulationsplus/com/bmet. If you do not send timely tender instructions to the Independent Plan Tabulator, regardless of the means you use to do so. Charles Schwab will treat this as an instruction NOT to tender.

In order to direct Charles Schwab, your direction, however submitted, must be received by the Independent Plan Tabulator, no later than 12:00 noon, New York City time, on July 9, 2007 (the “Plan Deadline”). The speediest way to submit your instructions is via telephone or Internet. However, if you prefer to do so, you may submit your written instructions by returning your completed, signed and dated Instruction Form in the enclosed postage-prepaid envelope or by mailing it to Ellen Philip Associates, 134 West 26th Street, New York, NY 10001. In the event that the Purchaser extends the expiration date for the Offer (currently 12:00 Midnight, New York City time, on July 11, 2007), the Plan Deadline will automatically be extended to 12:00 noon, New York City time, on the date that is two business days prior to the new expiration date. Any extensions of the expiration date for the Offer will be publicly announced.

Important Note About the Company Stock Fund

Please note, in order for Charles Schwab to have sufficient time to prepare administratively to respond to the Offer, you will be temporarily unable to make investments or other transfers in or out of the Company Stock Fund. During the period starting at 12:00 noon, New York City time, on July 5, 2007 and ending on the Plan Deadline, transactions with respect to the Company Stock Fund will be suspended for all participants in the Plan with Shares allocated to their accounts. If the expiration date of the Offer is extended, the new Plan Deadline will be the date that is two business days prior to the new expiration date for the Offer. The suspension period may be terminated in the event of an extension of the expiration date for the Offer for more than two business days. In the event of an extension of the expiration date for the Offer, the period during which transactions with respect to the Company Stock Fund will be suspended for all participants in the Plan with Shares allocated to their accounts will start on the date that is two business days prior to the extended Plan Deadline and will end on the extended Plan Deadline.

If you have Shares allocated to your account and you decide to tender your Shares by the Plan Deadline, however, the suspension period with respect to your investments in the Company Stock Fund will continue through the expiration date of the Offer. If the expiration date of the Offer is extended, this period during which transactions with respect to the Company Stock Fund will be suspended will start two business days prior to the new Plan Deadline and will end on the new expiration date of the Offer. For tendering participants only, this period is called a “blackout period.” Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this blackout period may affect your retirement planning, as well as your overall financial plan.

During the blackout period, you will be unable to make investment or other transfers in or out of, or request distributions from, the Company Stock Fund. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the blackout period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the blackout period, and you would not be able to direct the sale of such stocks from your account during the blackout period.

During the periods described above, you can determine whether the blackout period has started or ended by contacting the Charles Schwab participant services line at 1-800-724-7526 Monday through Friday from 7:00 a.m. to 11:00 p.m., New York City time.

Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any blackout period in order to provide you with sufficient time to consider the effect of the blackout period on your retirement and financial plans. Given the timing of the Offer, however, this notice could not be provided 30 days in advance.

Enclosed For Your Review

Enclosed for your review are the following materials about the Offer:

1.	the Offer to Purchase, dated June 13, 2007, which contains important details about the Offer;

2.	Biomet’s Solicitation/Recommendation Statement on Schedule 14D-9;

3.	a Letter of Transmittal (for informational purposes only);

4.	a Trustee Direction Form; and

5.	a postage-paid reply envelope.

The enclosed information relates only to Shares allocated to your Plan account. If you own other Shares outside of the Plan, you should receive separate mailings relating to those Shares.

Please Provide Your Instructions to the Independent Plan Tabulator.

The speediest way to submit your instructions is via telephone or Internet. However, if you prefer to do so, you may submit your written instructions by promptly completing, signing and dating the enclosed Trustee Direction Form and mailing it to the Independent Plan Tabulator in the enclosed postage paid reply envelope. If you have instructed Charles Schwab to tender some or all of the Shares credited to your account under the Plan, you may withdraw this instruction by submitting a new direction, preferably by telephone or by Internet, which will have the effect of revoking your prior instruction. No matter how many instructions you submit, only your last instruction received by the Independent Plan Tabulator prior to the Plan Deadline will count for tabulation purposes. All new instructions must be received by the Independent Plan Tabulator on or before the Plan Deadline, which is 12:00 noon, New York City time, on July 9, 2007.

Please note, if your tender instructions are not received on or before the Plan Deadline, the trustee will NOT tender your Shares, unless required by law to do otherwise.

Proceeds from Tender

Charles Schwab will invest proceeds from the tender of the Shares credited to your account under the Plan in the Fund or Funds designated by you and on file for the investment of future contributions to the Plan (excluding Company Stock) in effect as of the date on which such proceeds are received by the Plan’s trust or, if no such investment election is in effect as of the date on which such proceeds are received by the Plan’s trust, in the default investment alternative designated by the Administrator.

Your Decision is Confidential

All instructions received by the Independent Plan Tabulator from individual participants will be held in confidence and will not be divulged to any person, including Biomet, LVB, the Purchaser or any of their respective directors, officers, employees or affiliates, except the Independent Plan Tabulator will instruct Charles Schwab regarding the tender instructions received from individual participants.

For Additional Information

If you have any questions about the Offer, please contact Innisfree M&A Incorporated, the information agent for the Offer, toll-free at 877-456-3402. Additionally, all tender offer materials that have been filed with the U.S. Securities and Exchange Commission are available online at www.sec.gov. You may also call the above number to request a new Trustee Direction Form or for assistance in filling out the form.

Sincerely,

Benefits Committee

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